Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1

T: 416-979-1991

F: 416-979-5893

www.denisonmines.com

October 10, 2025

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marches financiers (Québec)

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent Securities (Prince Edward Island)

Northwest Territories Office of the Superintendent of Securities

Office of the Yukon Superintendent of Securities

Nunavut Securities Office Dear Sirs/Mesdames:

Re:	Denison Mines Corp. (the "Company") — Voluntary Filing of Technical Report

The enclosed technical report entitled “Preliminary Economic Assessment for the Midwest Property, Northern Saskatchewan, Canada, Using the In-Situ Recovery Mining Method”, effective date August 6, 2025, is being filed by the Company on a voluntary basis as contemplated under section 4.2(12) of Companion Policy 43-101CP to National Instrument 43-101 —Standards of Disclosure for Mineral Projects (“NI 43-101”).

The project to which the report relates is not on a property material to the Company and the report is not being filed as a result of a requirement of Part 4 of NI 43-101.

Yours very truly,

Denison Mines Corp.

Signed “Amanda Willett”

Amanda Willett

Vice President Legal & Corporate Secretary